FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of November 2004


                                9th November 2004

                                  NDS GROUP PLC
                              --------------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F |X|              Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes |_|               No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable
                                 --------------

             Alexander Gersh to Join NDS as Chief Financial Officer

    LONDON--(BUSINESS WIRE)--Nov. 9, 2004--NDS Group plc, a News Corporation company, and the leading provider of technology solutions for digital pay-TV, today announced that Alexander Gersh, will join NDS as Chief Financial Officer.
    Mr Gersh will take up his NDS role at the beginning of January 2005. He will join NDS from his current responsibilities as CFO with Flag Telecom Ltd. Prior to its amalgamation with Reliance Gateway, Flag Telecom had an OTC listing (OTC:FTGLF.PK).
    Alexander Gersh has been with Flag Telecom, a global network services provider since 2003 He has been instrumental in the company's post Chapter 11 restructuring.
    Prior to this Mr Gersh was Executive Vice President and CFO at NextiraOne LLC in the US. He has held senior international financial roles with British Telecommunications, and Motorola. Mr Gersh graduated with honors from City University of New York and is a Certified Public Accountant (CPA).
    Abe Peled commented: "I would like to welcome Alex into his important new role as NDS moves to the next phase of its growth. His international experience coupled with his US background will be valuable to NDS as its moves to US GAAP next year."
    NDS Group plc (NASDAQ/Euronext Brussels:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

    CONTACT: NDS Group plc
             Margot Field, +44 (0)20 8476 8158

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 NDS Group plc

Date:    9th November 2004
                                          By:    /s/ A Peled
                                                 ------------------------
                                                 Dr Abe Peled
                                                 Chief Executive Officer